EXHIBIT 21.1

List of Subsidiaries at March 2, 2009:	State or Country of Organization:

CBS Personnel Holdings, Inc.	Delaware
Kilgore Group, Inc.	South Carolina
Employee Management Services III, Inc.	Florida
Robert Lee Brown, Inc.	Ohio
CBS Personnel Services, LLC	Ohio
Staffmark Investment LLC	Delaware

Anodyne Medical Device, Inc.	Delaware
AMF Support Services, Inc.	California
SenTech Medical Systems, Inc.	Florida
Anatomic Concepts Acquisition Corp.	Delaware
PrimaTech Medical Systems, Inc.	Delaware

Compass AC Holdings, Inc.	Delaware
Advanced Circuits, Inc.	Colorado

HALO Lee Wayne LLC	Delaware
HALO Holding Corporation	Delaware
HALO Branded Solutions, Inc.	Delaware

AFM Holdings Corporation	Delaware
American Furniture Manufacturing, Inc.	Mississippi
American Furniture Truck Div., Inc.	Mississippi

Fox Factory Holding Corp.	Delaware
Fox Factory, Inc.	California